KINIS

We Believe:
Stronger Bodies Start with Stronger Feet


Building
stronger
bodies,
naturally.


Our bodies
were made
for this world
KINIS

Humankind has never been weak.

Since the beginning of time, We've adapted to finely tuned machines over millions of years on Earth. Our bodies are complex systems where each piece from our muscles to our bones is designed to perform a function. We've ran through the thickest forests, climbed the highest mountains, and ventured across terrains that have moved us forward. Since our first steps, our feet have been our steadfast companions. **Powerful. Effective. Reliable.**

But the world has forgotten how our bodies work.

We sit in chairs that don't support spines, squint at screens too bright for eyes, and wear shoes that don't feel right for our feet. We buy shoes to overcome weaknesses of fatigue, pain, and fragility, but yet our foot strength has been crippled over time.




Everything we've learned about shoes is wrong

Studies have shown that traditional athletic shoes are actually bad for your feet!



Barefoot Shape

Shoe Shape

78% of Americans have experienced foot problems as a result of wearing ill-fitting shoes.

64% of people confess they wear shoes that hurt their feet.

72% say they would exercise if their feet didn't hurt.

Source: American Podiatric Medial Association


What we use
should amplify,
not hinder our
bodies

So how do shoes weaken our feet?

They change our gait. One of the most complex motor functions is the human body. Over time, this contributes to weakening the structure of your arches, toes, and ankles, thus significantly increasing your risk of developing injuries in the lower body.

Biomechanics changes include: changes in foot stance, postural alignment, body balance, body mechanics and weight distribution.

That's why we believe that stronger bodies, are built naturally. We believe that our bodies, our feet, were made to move as nature intended.





So what’s the difference?

Big brands celebrate..
the mainstream. They honor all-star athletes and olympians, fashion fads, and large athletic achievements and accolades. Unlike us, they ride the current waves. We’re different..

Kinis commends getting back to the basics - being human.
We encourage people to be being natural. We celebrate the natural physical form, the unyielding spirit and unleashing the human potential.




Let’s get back
to the basics

“The human foot is a masterpiece of engineering and a work of art” Leonardo Da Vinci

Designed by nature our feet have been shaped to perfection after millions of years of walking, running, and pushing the boundaries of human athleticism. Each of the 52-foot bones, shock-absorbing arches, and strong-as-steel ligaments and tendons are designed to move together, seamlessly.




Let’s Feet
be Feet

The “UnShoe” Shoe

Designed to work in harmony with the human form, Kinis Barefoot provides the latest, high performance footwear that allows you to unleash your body’s full potential. Our products fit naturally with all shapes and sizes of the human foot to encourage natural movement that builds on and strengthens every bone and muscle in your feet by improving mobility and balance.


KINIS



The Movement


KINIS

The “unshoe” Shoe

natural movement



The Shoe

unnatural movement


We are the
Barefoot Athletes

Just like our feet: Powerful. Effective. Reliable.

Benefits of barefoot training

1. Increased muscle activation
2. Quicker gains in strength and stability
3. Enhanced proprioception
4. Corrected movement mechanics of lower body

Made from our proprietary ultra strong military grade fiber, the same advanced fiber used in police vests and military gear, our high performing and high durability products are made for the most intense barefoot workout to walking outside to lounging in the office.


KINIS


Natural foot movement is essential
for proper body movement.

What People Say

"The Nomad 804 allow for the natural biomechanics of the foot and lower body like no other minimalist closed-toe shoe I've seen." **Daniel Howell, Ph.D. of Biology & Author of The Barefoot Book Liberty University**

"They are the perfect piece of functional footwear." **Dave R. | OCR Athlete**

"I really like the product. They feel great and I'm not getting any slippage." **Dr. Milan L. | Sports Chiropractor**

"Loved the true barefoot feel with a sole that has awesome traction."
Kyle Adams | Doctor of Physical Therapy, Board-Certified Orthopedic Clinical Specialist and Certified Strength and Conditioning Specialist

"Absolutely love them." **Alex S. | Personal Trainer**

Richmond magazine STYLE WEEKLY Richmond Times-Dispatch natural awakenings AMERICANINNO Women'sHealth


Allowing and encouraging natural movement


KINIS

Utilizing the human body

Built for natural strength, our products are made for functional training, weight-lifting, yoga, barre, walking, martial arts, In home & Office.


KINIS
KINIS

NOMAD 804-B

COLOR: BLACK
SIZE: XS S M L XL XXL


Ultra Strong engineered military grade fiber
Antibacterial
Machine Washable
Heat Repellent
Natural fit
Patent Pending
Flexible Sole
Slip Resistant
Light Weight & Portable
KINIS

NOMAD 804-B

COLOR: BLACK
SIZE: XS S M L XL XXL


KINIS
KINIS
Indoor Barefoot Training
kinis.com
KINIS
Indoor Barefoot Training
Stronger Bodies Start with Stronger Feet.

NOMAD LITE-S

COLOR: SALMON
SIZE: XS S M L


Antibacterial
Machine Washable
Heat Repellent
Natural fit
Patent Pending
Flexible Sole
Slip Resistant
Light Weight & Portable

NOMAD LITE-S

COLOR: SALMON
SIZE: XS S M L


KINIS
KINIS

BAREFOOT SIZE CHART

SIZE	XS	S	M	L	XL	XXL
US WOMEN SHOE	5.5 - 7	7.5 - 8.5	9 - 10.5	11 - 12.5	13 - 14	14.5 - 15.5
US MEN SHOE	4.5 - 6	6.5 - 8	8.5 - 9.5	10 - 11	11.5 - 12.5	13 - 14.5
EURO SHOE	36 -38	38.5 - 40	40.5 - 43	43.5 - 45	45.5 - 47	47.5 - 49

wear with socks